Ontario

Ministry of Public and Business Service Delivery
Ministère des Services au public et aux entreprises

Certificate of Amalgamation

Certificat de fusion

Business Corporations Act

Loi sur les sociétés par actions

LONCOR GOLD INC.

Corporation Name / Dénomination sociale

1000717627

Ontario Corporation Number / Numéro de société de l'Ontario

This is to certify that these articles are effective on

La présente vise à attester que ces statuts entreront en vigueur le

November 22, 2023 / 22 novembre 2023

V. Quintanilla W.

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Amalgamation is not complete without the Articles of Amalgamation

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar

Le certificat de fusion n'est pas complet s'il ne contient pas les statuts de fusion

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur

Ontario

Ministry of Public and
Business Service Delivery

Articles of Amalgamation

Business Corporations Act

1. Amalgamated Corporation Name
LONCOR GOLD INC.

2. Registered Office Address
4120 Yonge Street, 304, Toronto, Ontario, Canada, M2P 2B8

3. Number of Directors

Minimum/Maximum	Min 3 / Max 10

4. The director(s) is/are:

Full Name	KEVIN R. BAKER
Resident Canadian	Yes
Address for Service	4120 Yonge Street, 304, Toronto, Ontario, Canada, M2P 2B8
Full Name	ZHENGQUAN (PHILIP) CHEN
Resident Canadian	Yes
Address for Service	4120 Yonge Street, 304, Toronto, Ontario, Canada, M2P 2B8
Full Name	PETER N. COWLEY
Resident Canadian	No
Address for Service	4120 Yonge Street, 304, Toronto, Ontario, Canada, M2P 2B8
Full Name	ARNOLD T. KONDRAT
Resident Canadian	Yes
Address for Service	4120 Yonge Street, 304, Toronto, Ontario, Canada, M2P 2B8

Full Name	RICHARD J. LACHCIK
Resident Canadian	Yes
Address for Service	4120 Yonge Street, 304, Toronto, Ontario, Canada, M2P 2B8

Full Name	WILLIAM R. WILSON
Resident Canadian	No
Address for Service	4120 Yonge Street, 304, Toronto, Ontario, Canada, M2P 2B8

5. Method of Amalgamation

B. Amalgamation of a holding corporation and one or more of its subsidiaries or amalgamation of subsidiaries.

The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below.

The Name, OCN, and Date of Adoption/Approval for each amalgamating corporation are as follows:

Corporation Name	OCN	Date of Adoption/Approval
LONCOR GOLD INC.	1785116	November 22, 2023
LONCOR KILO INC.	1793590	November 22, 2023

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None":

None.

7. The classes and any maximum number of shares that the corporation is authorized to issue:

The Corporation is authorized to issue:
(a) an unlimited number of common shares; and
(b) an unlimited number of preference shares, issuable in series.

8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable":

A. PREFERENCE SHARES:

Director's Authority to Issue One Or More Series

1. The board of directors of the Corporation may issue the preference shares ("Preference Shares") at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series including, without limiting the generality of the foregoing, the rate or rates, amount or method or methods of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate(s), amount or method(s) of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption (if any), the rights of retraction (if any), and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights and conversion or exchange rights (if any), and any sinking fund, purchase fund or other provisions attaching thereto. Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the Director (as defined in the Business Corporations Act) articles of amendment in the prescribed form containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors.

Ranking of Preference Shares

2. (a) No rights, privileges, restrictions or conditions attaching to a series of Preference Shares shall confer upon a series a priority in respect of dividends or return of capital in the event of the liquidation, dissolution or winding up of the Corporation over any other series of Preference Shares. The Preference Shares of each series shall rank on a parity with the Preference Shares of every other series with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(b) The Preference Shares shall be entitled to priority over the Common Shares and over any other shares of any other class of the Corporation ranking junior to the Preference Shares with respect to priority in the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c) If any amount of cumulative dividends, whether or not declared, or declared noncumulative dividends or amount payable on a return of capital in the event of the liquidation, dissolution or winding up of the Corporation in respect of a series of Preference Shares is not paid in full, the Preference Shares of all series shall participate rateably in respect of all accumulated cumulative dividends, whether or not declared, and all declared non-cumulative dividends in accordance with the sums that would be payable on such shares if all such dividends where declared and paid in full, and in respect of amounts payable on return of capital in the event of the liquidation, dissolution or winding up of the Corporation in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preference Shares with respect to amounts payable on return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

(d) The Preference Shares of any series may also be given such other preferences not inconsistent with the provisions hereof over the Common Shares and over any other shares ranking junior to the Preference Shares as may be determined in the case of such series of Preference Shares.

(e) In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of each series of Preference Shares shall, before any amount shall be paid to or any property or assets of the Corporation distributed among the holders of the Common Shares or any other shares of the Corporation ranking junior to the Preference Shares, be entitled to receive (i) an amount equal to the stated capital attributed to each series of Preference Shares, respectively, together with, in the case of a series of Preference Shares entitled to cumulative dividends thereon, all unpaid accumulated cumulative

dividends, whether or not declared (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which such cumulative dividends were paid up to but excluding the date of distribution) and, in the case of a series of Preference Shares entitled to non-cumulative dividends, all declared and unpaid non-cumulative dividends thereon, and (ii) if such liquidation, dissolution, winding up or distribution shall be voluntary, an additional amount, if any, equal to any premium which would have been payable on the redemption by the Corporation effective the date of distribution and, if any series of Preference Shares could not be redeemed on such date, then an additional amount equal to the greatest premium, if any, which would have been payable on the redemption of any other series of Preference Shares.

Restrictions on Dividends and Redemptions, Etc.

3. Except with the approval of the all the holders of the Preference Shares, no dividends shall at any time be declared or paid or set apart for payment on the Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Common Shares or such other shares of the Corporation ranking junior to the Preference Shares; nor shall the Corporation call for redemption, redeem, purchase for cancellation, acquire for value or reduce or otherwise pay off any of the Preference Shares (less than the total amount then outstanding) or any Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless and until all dividends up to and including the dividends payable on each series of Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, acquisition, reduction or other payment.

Voting Rights

4. Except as hereinafter referred to or as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Preference Shares, the holders of the Preference Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

Specific Matters Requiring Approval

5. (a) The approval of the holders of the Preference Shares, given in the manner described in section 6(a) below, shall be required for the creation of any new shares ranking prior to or on a parity with the Preference Shares, and if, but only so long as, any cumulative dividends are in arrears or any declared noncumulative dividends are unpaid on any outstanding series of Preference Shares, for the issuance of any additional series of Preference Shares or of any shares ranking prior to or on a parity with the Preference Shares.

(b) The provisions of clauses 1 to 6(a) inclusive may be deleted, amended, modified or varied in whole or in part by a certificate of amendment issued by the Director appointed under the Business Corporations Act, but only with the prior approval of the holders of the Preference Shares given as hereinafter specified in addition to any other approval required by the Business Corporations Act or any other statutory provisions of like or similar effect, from time to time in force.

Approval of the Holders of the Preference Shares

6. (a) The approval of the holders of the Preference Shares with respect to any and all matters hereinbefore referred to may be given at least two thirds of the votes cast at a meeting of the holders of the Preference Shares duly called for that purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding Preference Shares are present or represented by proxy. If at any such meeting the holders of a majority of the outstanding Preference Shares are not present or represented by proxy within one half-hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman and not less than 21 days' notice shall be given of such adjourned meeting. At such adjourned meeting the holders of the Preference Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of the Preference Shares referred to above. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Business Corporations Act and the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of Preference Shares shall be entitled to one (1) vote in respect of each Preference

Share held.
(b) The Articles of the Corporation be amended to provide that the holders of Preference Shares are not entitled to dissent in respect of an amendment referred to in clause 168(1)(a) or (e) of the Business Corporations Act (Ontario), as provided in subsection 185(2) thereof.
B. PROVISIONS ATI'ACHING TO THE SERIES A PREFERENCE SHARES:
7. The first series of Preference Shares of the Corporation are designated as Series A Preference Shares (the "Series A Preference Shares") and shall have attached thereto, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares as a class, the following rights, privileges, restrictions and conditions:
Dividends
8. The holders of the Series A Preference Shares, in priority to the Common Shares and any other shares ranking junior to the Preference Shares, shall be entitled to receive dividends and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation out of the monies of the Corporation properly applicable to the payment of dividends.
Dissolution
9. In the event of the dissolution, liquidation or winding up of the Corporation or other distribution of assets of the Corporation amongst shareholders for the purpose of winding up its affairs, the holders for the Series A Preference Shares shall be entitled to receive from the assets and property of the Corporation for each Series A Preference Share held by them respectively the sum of $6.00 (U.S.) together with all declared and unpaid cash dividends thereon before any amount shall be paid or any property or assets of the Corporation distributed to the holders of any Common Shares or shares of any other class ranking junior to the Series A Preference Shares. After payment to the holders of the Series A Preference Shares of the amounts so payable to them as above provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.
Conversion Rights
10. (a) The Corporation shall be entitled at its option at any time and from time to time before the close of business on the day which is five years from the date that a Series A Preference Share is issued, but not thereafter (subject as hereinafter provided) to have any or all of the outstanding Series A Preference Shares converted into common shares as the same shall be constituted at the time of conversion upon the basis of one common share for each Series A Preference Share in respect of which the conversion right is exercised by the Corporation; provided that on conversion of any Series A Preference Shares the holders thereof will not be entitled to any adjustment of dividends on such Series A Preference Shares or on the common shares issuable on conversion. The conversion right provided for herein may be exercised by the Corporation by notice in writing given to the transfer agent or registrar for the Series A Preference Shares, duly executed on behalf of the Corporation and notifying the Series A Preference Share holder that the Corporation is exercising such rights of conversion and specifying the number of such shares which the Corporation desires to have converted. Upon receipt of such notice, the Series A Preference Shareholder shall deliver certificates representing the Class A Preference Shares being converted, to be delivered to the registered office of the Corporation or to any transfer agent or registrar for the common shares of the Corporation, accompanied by the certificate or certificates representing the Series A Preference Shares in respect of which the holder has been required to convert by the Corporation. If less than all of the Series A Preference Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate for the Series A Preference Shares representing the shares comprised in the original certificate which are not to be converted. All common shares resulting from any conversion provided for herein shall be fully paid and non-assessable.
(b) Notwithstanding the foregoing, the Series A Preference Shares shall be automatically converted into common shares as the same shall be constituted at the time of conversion upon the basis of one common share for each Series A Preference Share in respect of which the conversion right exists, on the next business day following five years after the issuance of each Series A Preference Share. The Corporation shall deliver notice thereof to the transfer agent for the Series A Preference Shares and for the common shares of the Corporation, notifying the transfer agent of the deemed conversion attaching thereto. The Corporation shall forward to the registered holders of such Series A Preference Shares a copy of such notice, along with instructions to the Series A Preference Shareholders that the certificates representing such Series A Preference Shares must be delivered to the transfer agent of the Corporation, for purposes of converting same into common shares of the Corporation.
(c) No class of shares may be created or issued ranking as to capital or dividends prior lo or on a parity with the Series A

Preference Shares without the prior approval of the Series A Preference Shareholders given as provided for in the provisions attaching to the Preference Shares generally.
(d) Neither the Series A Preference Shares nor the common shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.
C. PROVISIONS ATTACHING TO THE SERIES B PREFERENCE SHARES:
11. The second series of Preference Shares of the Corporation are designated as Series 8 Preference Shares (the "Series B Preference Shares") and shall have attached thereto, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares as a class, the following rights, privileges, restrictions and conditions:
Redemption by the Corporation
12. (a) Subject to the articles of the Corporation and any applicable restrictions imposed by law, the Corporation upon giving notice as hereinafter provided (a) may at any lime and from time to time before the close of business on May 1, 2004, but not thereafter, redeem the whole or any part of the then outstanding Series B Preference Shares on payment for each share to be redeemed of the sum of US$0.75, and (b) shall redeem on May 1, 2004 all of the then outstanding Series 8 Preference Shares (if any) at a price of US$0.75 per share.
(b) In the case of redemption of Series B Preference Shares under the provisions of paragraph 11(a) above, the Corporation shall at least 10 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Series B Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series B Preference Shares. Such notice shall be mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if only part of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series B Preference Shares to be redeemed the redemption price thereof on presentation and surrender of the certificates representing the Series B Preference Shares called for redemption at the registered office of the Corporation or any other place or places designated in the notice of redemption. If only a part of the shares represented by any certificate be redeemed a new certificate for the balance shall be issued at the expense of the Corporation. Subject to the provisions of paragraph 12(c) below, on and after the date specified for redemption in any such notice, the Series B Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the shareholders shall remain unaffected.
(c) The Corporation shall have the right, at any time on or after the date of mailing of notice of its intention to redeem any Series 8 Preference Shares as aforesaid, to deposit the redemption price of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in a specified chartered bank or a specified trust company in Canada, named in such notice of redemption, to be paid without interest to or to order of the respective holders of such Series B Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series B Preference Shares in respect whereof such deposit shall have been made shall be deemed to be redeemed and all rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation. Redemption moneys that are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed (including moneys held on deposit to a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.
(d) In the event that only part of the Series B Preference Shares is at any time to be redeemed, the shares to be redeemed

shall be selected pro rata (disregarding fractions) according to the number of Series B Preference Shares held by each holder of record thereof as at the date of the notice of redemption or in such other manner as the board of directors of the Corporation in its sole discretion may deem equitable.

Conversion Rights

13. (a) Any holder of Series B Preference Shares shall be entitled at his option at any time and from time to time before 4:00 p.m. (Toronto time) on May l, 2005 (the "conversion period"), but not thereafter, (subject as hereinafter provided) to have all or any of the Series B Preference Shares held by him converted into common shares of the Corporation as the same shall be constituted at the time of conversion upon the basis of one common share of the Corporation for each Series B Preference Share in respect of which the conversion right is exercised; provided that on conversion of any Series B Preference Shares the holders thereof will not be entitled to any adjustment of dividends on such Series B Preference Shares or on the common shares issuable on conversion. The conversion right provided for herein may be exercised by notice in writing given to the registered office of the Corporation accompanied by the certificate or certificates representing the Series B Preference Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be executed by the person registered on the books of the Corporation as the holder of the Series B Preference Shares in respect of which such right is being exercised or by his duly authorized attorney and shall specify the number of such shares which the holder desires to have converted. The holder shall also pay any governmental, transfer or other tax imposed in respect of such transaction. Upon receipt of such notice the Corporation shall issue certificates representing the common shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Series B Preference Shares represented by the certificate accompanying such notice. If less than all of the Series B Preference Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate for the Series B Preference Shares representing the shares comprised in the original certificate which are not to be converted. All common shares resulting from any conversion provided for herein shall be fully paid and non-assessable.

(b) In the case of any Series B Preference Shares which may be called for redemption during the conversion period, the right of conversion thereof shall, notwithstanding anything herein contained, cease and terminate at the close of business on the business day immediately preceding the date fixed for redemption, provided, however, that if the Corporation shall fail to redeem such Series B Preference Shares in accordance with the notice of redemption, the right of conversion shall thereupon be restored.

(c) Notwithstanding the foregoing, on the next business day following May 1, 2005, all of the then outstanding Series B Preference Shares (if any) shall be automatically converted into common shares of the Corporation as the same shall be constituted on such day upon the basis of one common share of the Corporation for each Series B Preference Share. The Corporation shall deliver to the transfer agent for the Series B Preference Shares and for the common shares of the Corporation notice of such deemed conversion. The Corporation shall forward to the registered holders of such Series B Preference Shares a copy of such notice, along with instructions to such holders that the certificates representing such Series B Preference Shares must be delivered to the transfer agent for the common shares of the Corporation for the purposes of converting same into common shares of the Corporation.

(d) Neither the Series B Preference Shares nor the common shares of the Corporation shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Voting Rights

14. Except as otherwise provided in the articles of the Corporation or by the Business Corporations Act (Ontario), the holders of the Series B Preference Shares shall not be entitled as such to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation.

D. COMMON SHARES

Voting Rights

15. The holders of the common shares ("Common Shares") shall be entitled to receive notice of and to attend any meetings of the shareholders of the Corporation and shall be entitled to one (1) vote in respect of each Common Share held at such meeting.

Dividends

16. The holders of Common Shares shall be entitled to receive without preference, priority or distinction and the Corporation

shall pay thereon, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends, non-cumulative dividends in equal amounts per share at the rate per share to be determined by the board of directors of the Corporation from time to time. Cheques of the Corporation payable at par at any branch of the Corporation's bankers in Canada shall be issued in respect of any such dividend payable in cash and payment thereof shall satisfy such dividends.

Liquidation, Dissolution or Winding-up

17. In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of Common Shares shall be paid or distributed on an equal basis to the holders of Common Shares, respectively without preference, priority or distinction.

9. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None":

None.

10. Other provisions:

None.

The articles have been properly executed by the required person(s).

Supporting Document - Schedule "A"

Statement of a director or officer of each of the amalgamating corporations completed as required under subsection 178(2) of the Business Corporations Act.

Supporting Document - Schedule "B"

The directors' resolutions of each amalgamating corporation as required under section 177 of the Business Corporations Act

SCHEDULE "A" TO THE
ARTICLES OF AMALGAMATION OF
LONCOR GOLD INC. AND LONCOR KILO INC.

IN THE MATTER of the *Business Corporations Act* (Ontario)
AND IN THE MATTER of the proposed amalgamation of
LONCOR GOLD INC. and its subsidiary, **LONCOR KILO INC.** to continue as
LONCOR GOLD INC.

I, Arnold T. Kondrat, of the Province of Ontario, hereby make the following statement pursuant to subsection 178(2) of the *Business Corporations Act* (Ontario) (the "**Act**") in support of the above-mentioned amalgamation:

1. I am Executive Chairman of the Board of Loncor Gold Inc. and as such have personal knowledge of the following matters.

2. There are reasonable grounds for believing that:

   (i) each of Loncor Gold Inc. and Loncor Kilo Inc. is, and the amalgamated corporation resulting from the amalgamation of Loncor Gold Inc. and Loncor Kilo Inc. will be, able to pay its liabilities as they become due, and

   (ii) the realizable value of the said amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes.

3. There are reasonable grounds for believing that no creditor will be prejudiced by the amalgamation.

4. No creditors have notified Loncor Gold Inc. that they object to the amalgamation and accordingly clause (c) of subsection 178(2) of the Act has no application.

5. Since no notices have been received, clause (d) of subsection 178(2) of the Act has no application in the present circumstances.

DATED the 22nd day of November, 2023.

Arnold T. Kondrat
Executive Chairman of the Board

SCHEDULE "A" TO THE
ARTICLES OF AMALGAMATION OF
LONCOR GOLD INC. AND LONCOR KILO INC.

IN THE MATTER of the *Business Corporations Act* (Ontario)
AND IN THE MATTER of the proposed amalgamation of
LONCOR GOLD INC. and its subsidiary, **LONCOR KILO INC.** to continue as
LONCOR GOLD INC.

I, Donat K. Madilo, of the Province of Ontario, hereby make the following statement pursuant to subsection 178(2) of the *Business Corporations Act* (Ontario) (the "**Act**") in support of the above-mentioned amalgamation:

1. I am the Chief Financial Officer of Loncor Kilo Inc. and as such have personal knowledge of the following matters.

2. There are reasonable grounds for believing that:

   (i) each of Loncor Gold Inc. and Loncor Kilo Inc. is, and the amalgamated corporation resulting from the amalgamation of Loncor Gold Inc. and Loncor Kilo Inc. will be, able to pay its liabilities as they become due, and

   (ii) the realizable value of the said amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes.

3. There are reasonable grounds for believing that no creditor will be prejudiced by the amalgamation.

4. No creditors have notified Loncor Kilo Inc. that they object to the amalgamation and, accordingly, clause (c) of subsection 178(2) of the Act has no application.

5. Since no notices have been received, clause (d) of subsection 178(2) of the Act has no application in the present circumstances.

DATED the 22nd day of November, 2023.

Donat K. Madilo
Chief Financial Officer

SCHEDULE "B" TO THE
ARTICLES OF AMALGAMATION OF
LONCOR GOLD INC. AND LONCOR KILO INC.
CERTIFIED COPY OF RESOLUTIONS OF THE BOARD OF DIRECTORS
OF
LONCOR GOLD INC.
(the "Corporation")

"**AMALGAMATION WITH LONCOR KILO INC.**

WHEREAS the Corporation has determined to effect an amalgamation with its subsidiary, Loncor Kilo Inc. ("**Subco**"), effective as at November 22, 2023 (the "**Amalgamation**");

AND WHEREAS the Corporation and Subco are able to satisfy all of the conditions for a "short-form amalgamation" under section 177 of the *Business Corporations Act* (Ontario) (the "**Act**");

AND WHEREAS there are reasonable grounds for believing that:

(i) each of the Corporation and Subco is, and the amalgamated corporation will be, able to pay its liabilities as they become due; and
(ii) the realizable value of the amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes;

AND WHEREAS there are reasonable grounds for believing that no creditor will be prejudiced by the Amalgamation;

NOW THEREFORE BE IT RESOLVED THAT:

Terms and Conditions of Amalgamation

1. The Amalgamation of the Corporation and Subco pursuant to section 177 of the Act, effective as at November 22, 2023, upon the terms and conditions as set out below, be and the same is hereby approved.

2. The Corporation be and is hereby authorized to enter into an amalgamation agreement with Subco incorporating the terms and conditions set out below together with any such additional terms and conditions as may be necessary or desirable to effect the Amalgamation and for the subsequent management and operation of the amalgamated corporation as any one director or officer of the Corporation shall approve and any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation said amalgamation agreement, such execution and delivery being conclusive evidence that the amalgamation agreement so executed and delivered is the agreement authorized by this resolution.

3. The name of the amalgamated corporation shall be "**LONCOR GOLD INC.**".

4. All of the shares of Subco shall be cancelled without any repayment of capital in respect thereof upon the articles of amalgamation hereinafter referred to becoming effective.

5. The articles of the amalgamated corporation shall be the same as the articles of the Corporation.

6. The by-laws of the amalgamated corporation shall be the same as the by-laws of the Corporation until repealed, amended, altered or added to in accordance with the Act.

7. No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the Amalgamation.

8. Any one director or officer of the Corporation be and is hereby authorized and directed to execute on behalf of the Corporation articles of amalgamation in the prescribed form and reflecting the above terms and conditions and to deliver or cause to be delivered same to the Director under the Act and to execute and deliver on behalf of the Corporation all such other documents, instruments and certificates, and to do all such other things, as may be necessary or advisable in connection with the Amalgamation.

9. These resolutions may be executed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be executed on the date written below. The delivery of an executed counterpart copy of these resolutions by facsimile, telecopy or e-mail shall be deemed to be the equivalent of the delivery of an original executed copy thereof."

****

The undersigned Executive Chairman of the Board of the Corporation hereby certifies that the foregoing is a true copy of resolutions passed by the board of directors of the Corporation on the 22nd day of November, 2023, in the manner required by the *Business Corporations Act* (Ontario), and that such resolutions are in full force and effect, unamended.

DATED the 22nd day of November, 2023.

Arnold T. Kondrat
Executive Chairman of the Board

SCHEDULE "B" TO THE
ARTICLES OF AMALGAMATION OF
LONCOR GOLD INC. AND LONCOR KILO INC.
CERTIFIED COPY OF RESOLUTIONS OF THE BOARD OF DIRECTORS
OF
LONCOR KILO INC.
(the "Corporation")

"**<u>AMALGAMATION WITH LONCOR GOLD INC.</u>**

WHEREAS the Corporation has determined to effect an amalgamation with its parent, Loncor Gold Inc. (the "**Parent**"), effective as at November 22, 2023 (the "**Amalgamation**");

AND WHEREAS the Corporation and the Parent are able to satisfy all of the conditions for a "short-form amalgamation" under section 177 of the *Business Corporations Act* (Ontario) (the "**Act**");

AND WHEREAS there are reasonable grounds for believing that:

(i) each of the Corporation and the Parent is, and the amalgamated corporation will be, able to pay its liabilities as they become due; and

(ii) the realizable value of the amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes;

AND WHEREAS there are reasonable grounds for believing that no creditor will be prejudiced by the Amalgamation;

NOW THEREFORE BE IT RESOLVED THAT:

<u>Terms and Conditions of Amalgamation</u>

1. The Amalgamation of the Corporation and the Parent pursuant to section 177 of the Act, effective as at November 22, 2023, upon the terms and conditions as set out below, be and the same is hereby approved.

2. The Corporation be and is hereby authorized to enter into an amalgamation agreement with the Parent incorporating the terms and conditions set out below together with any such additional terms and conditions as may be necessary or desirable to effect the Amalgamation and for the subsequent management and operation of the amalgamated corporation as any one director or officer of the Corporation shall approve and any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation said amalgamation agreement, such execution and delivery being conclusive evidence that the amalgamation agreement so executed and delivered is the agreement authorized by this resolution.

3. The name of the amalgamated corporation shall be "**LONCOR GOLD INC.**".

4. All of the shares of the Corporation shall be cancelled without any repayment of capital in respect thereof upon the articles of amalgamation hereinafter referred to becoming effective.

5. The articles of the amalgamated corporation shall be the same as the articles of the Parent.

6. The by-laws of the amalgamated corporation shall be the same as the by-laws of the Parent until repealed, amended, altered or added to in accordance with the Act.

7. No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the Amalgamation.

8. Any one director or officer of the Corporation be and is hereby authorized and directed to execute on behalf of the Corporation articles of amalgamation in the prescribed form and reflecting the above terms and conditions and to deliver or cause to be delivered same to the Director under the Act and to execute and deliver on behalf of the Corporation all such other documents, instruments and certificates, and to do all such other things, as may be necessary or advisable in connection with the Amalgamation.

9. These resolutions may be executed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be executed on the date written below. The delivery of an executed counterpart copy of these resolutions by facsimile, telecopy or e-mail shall be deemed to be the equivalent of the delivery of an original executed copy thereof."

****

The undersigned Chief Financial Officer of the Corporation hereby certifies that the foregoing is a true copy of resolutions passed by the board of directors of the Corporation on the 22nd day of November, 2023, in the manner required by the *Business Corporations Act* (Ontario), and that such resolutions are in full force and effect, unamended.

DATED the 22nd day of November, 2023.

Donat K. Madilo
Chief Financial Officer